Exhibit 99.2

Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three months ended June 30, 2011 and 2010

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

For the three months ended

	June 30, 2011	June 30, 2010
Revenue	$202,395	$219,173
Cost of sales	102,128	108,502

Gross margin	100,267	110,671

Expenses
Selling, marketing and administration	46,155	41,883
Research and development	13,326	11,712
Depreciation and amortization of property and equipment	5,165	6,775
Amortization of intangible assets	2,395	1,836
Interest expense	4,114	8,206
Interest expense on related party debt	—	5,281
Foreign exchange (gain) loss	(1,328)	21,004

	69,827	96,697

Other income, net	146	162

Income before income taxes	30,586	14,136

Income tax expense (recovery) (note 12)
Current	7,912	16,576
Deferred	(375)	(7,429)

	7,537	9,147

Net income	$23,049	$4,989

Earnings per share amounts (note 14)
Basic and diluted earnings per share	$0.19	$0.03

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars)

	June 30, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$104,567	$119,025
Trade receivables (note 5)	132,242	106,389
Other current assets	11,349	7,915
Income taxes recoverable	24	—
Inventory (note 6)	100,573	81,816
Deferred income taxes	11,456	12,200

	360,211	327,345

Property and equipment (note 7)	115,849	117,173
Goodwill	34,173	34,173
Intangible assets (note 8)	39,541	42,140
Deferred income taxes	17,544	17,177
Deferred financing fees	7,484	8,215

	$574,802	$546,223

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$53,537	$36,579
Accrued and other current liabilities	76,909	79,541
Deferred revenue	32,279	31,516
Income taxes payable	—	2,949
Current portion of long-term debt (note 9)	3,050	3,050

	165,775	153,635
Long-term debt (note 9)	325,513	336,275
Deferred revenue	89,853	87,992
Deferred income taxes	10,873	11,594

	592,014	589,496
Shareholders’ deficit
Share capital (note 10)
Class A Subordinate Voting Shares—no par value Authorized—unlimited Issued and outstanding—44,308,596 shares as of June 30, 2011 and March 31, 2011	483,386	483,412
Class B Shares—no par value Authorized—unlimited Issued and outstanding—79,464,195 shares as of June 30, 2011 and March 31, 2011	238,407	238,407
Accumulated other comprehensive loss (note 4)	(12,333)	(11,894)
Additional paid-in capital (notes 10 and 11)	12,149	8,672
Deficit	(738,821)	(761,870)

	(17,212)	(43,273)

	$574,802	$546,223

Subsequent event (note 19)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

For the three months ended June 30, 2011

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Additional paid-in capital	Total
Balance as of March 31, 2011	$721,819	$(761,870)	$(11,894)	$8,672	$(43,273)
Net income	—	23,049	—	—	23,049
Participant Equity Loan Plan (note 10)	(26)	—	—	—	(26)
Foreign currency translation	—	—	(439)	—	(439)
Stock-based compensation	—	—	—	3,477	3,477

Balance as of June 30, 2011	$721,793	$(738,821)	$(12,333)	$12,149	$(17,212)

For the three months ended June 30, 2010

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Additional paid-in capital	Total
Balance as of March 31, 2010	$161,274	$(831,225)	$(24,364)	$—	$(694,315)
Net income	—	4,989	—	—	4,989
Participant Equity Loan Plan (note 10)	2,122	—	—	—	2,122
2010 Reorganization (note 3)	413,618	—	—	—	413,618
Foreign currency translation	—	—	28,354	—	28,354

Balance as of June 30, 2010	$577,014	$(826,236)	$3,990	$—	$(245,232)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

For the three months ended

	June 30, 2011	June 30, 2010
Cash provided by (used in)
Operations
Net income	$23,049	$4,989
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization of property and equipment	6,075	8,628
Amortization of intangible assets	2,395	1,836
Amortization of deferred financing fees	771	451
Non-cash interest (recovery) expense on long-term debt	(352)	132
Non-cash interest expense on related party long-term debt	—	5,281
Stock-based compensation	3,477	—
(Gain) loss on foreign exchange	(29)	18,126
Deferred income tax recovery	(375)	(7,429)
Loss on disposal of property and equipment	142	—
Trade receivables	(26,503)	(41,118)
Other current assets	(3,354)	(2,664)
Inventory	(18,281)	(19,754)
Income taxes recoverable and payable	(3,013)	8,333
Accounts payable, accrued and other current liabilities	15,509	5,000
Deferred revenue	1,970	5,797

Cash provided by (used in) operating activities	1,481	(12,392)

Investing
Business acquisition	—	(82,000)
Cash of subsidiary at date of acquisition	—	7,974
Capital expenditures	(5,634)	(6,390)
Intangible assets	—	(29)

Cash used in investing activities	(5,634)	(80,445)

Financing
Repayment of debt	(10,763)	(49,224)
Participant equity loan plan, net	(12)	1,656

Cash used in financing activities	(10,775)	(47,568)

Effect of exchange rate changes on cash and cash equivalents	470	(1,286)

Net decrease in cash and cash equivalents	(14,458)	(141,691)
Cash and cash equivalents, beginning of period	119,025	230,169

Cash and cash equivalents, end of period	$104,567	$88,478

Cash and cash equivalents are comprised as follows
Cash	$13,276	$37,610
Short-term investments	91,291	50,868

	$104,567	$88,478

Supplemental cash flow disclosures
Interest paid	$3,707	$18,728
Interest received	$156	$166
Income taxes paid	$10,966	$7,607
Amount of non-cash capital additions in accounts payable and accrued and other current liabilities	$3,009	$660

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2011, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Fair value measurement

In January 2010, the Financial Accounting Standards Board (“FASB”) issued revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll-forward activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance was effective for the Company beginning in the first quarter of fiscal 2011, except for the roll-forward of activity on a gross basis for Level 3 fair value measurement, which became effective for the Company in the first quarter of fiscal 2012. The adoption of the remaining guidance in the first quarter of fiscal 2012 did not have a material impact on the Company’s results of operations, financial condition or the Company’s disclosures.

(b) Recently issued pronouncements

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting additional information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the fourth quarter of fiscal 2012 and does not expect the adoption to have a material impact on the Company’s results of operations, financial condition or the Company’s disclosures.

In June 2011, the FASB issued authoritative guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of other comprehensive income in financial

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

statements. The guidance presents amendments requiring total comprehensive income, the components of net income, and the components of other comprehensive income to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements. The new authoritative guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company will adopt the guidance in the first quarter of fiscal 2013 and does not expect the adoption to have a material impact on the Company’s results of operations or financial condition.

2. 2010 Acquisition

On April 21, 2010, the Company acquired 100% of the issued and outstanding shares of Next Holdings Limited (“NextWindow”), a privately held New Zealand company, for $82,000 in cash.

The acquisition was accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value was recorded as goodwill on acquisition. Fair values were determined based on information available at the date of acquisition. The Company has included the operating results of NextWindow in the consolidated financial statements from the date of acquisition.

The goodwill associated with the acquisition is primarily attributable to broader exposure to international markets, enhancing the Company’s work force with skilled researchers and engineers, and expected incremental revenue from new technologies and customers generated from the existing base of intangible assets. The goodwill is not deductible for income tax purposes.

The Company expensed $951 of acquisition-related costs included in selling, marketing and administration in the three months ended June 30, 2010.

Also refer to note 2 in the Company’s audited consolidated financial statements for the year ended March 31, 2011 which describes the acquisition in greater detail.

3. 2010 Reorganization and Initial Public Offering

In the first quarter of fiscal 2011, the Company completed a reorganization of the capital of the Company which effectively resulted in the conversion of the Company’s Voting Common Shares, Voting Preferred Shares, cumulative preferred shares including accrued interest and shareholder note payable into Class A Subordinate Voting Shares, Class B Shares and Class A Preferred Shares and the cancellation of the Company’s Non-voting Common Shares. Following the reorganization, the Company effected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares.

In July 2010, in connection with the Company’s initial public offering (“IPO”) transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares, the Class A Preferred Shares were removed from the authorized share capital of the Company and the Company issued Class A Subordinate Voting Shares from Treasury. After giving effect to the IPO, the Company had 44,308,596 Class A Subordinate Voting Shares and 79,464,195 Class B Shares outstanding.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

4. Accumulated other comprehensive (loss) income and comprehensive income

	Three months ended June 30,
	2011	2010
Accumulated other comprehensive (loss) income
Balance at beginning of period	$(11,894)	$(24,364)
Unrealized gains on translation of consolidated financial statements to U.S. dollar reporting currency	10	22,520
Unrealized (losses) gains on translation of foreign subsidiaries to Canadian dollar functional currency	(449)	5,834

Other comprehensive (loss) income	(439)	28,354

Balance at end of period	$(12,333)	$3,990

	Three months ended June 30,
	2011	2010
Comprehensive income
Net income	$23,049	$4,989
Foreign currency translation	(439)	28,354

Comprehensive income	$22,610	$33,343

5. Trade receivables

	June 30, 2011	March 31, 2011
Trade receivables	$135,873	$109,992
Allowance for doubtful receivables	(3,631)	(3,603)

	$132,242	$106,389

6. Inventory

	June 30, 2011	March 31, 2011
Raw materials	$16,646	$19,939
Finished goods	88,408	65,018
Provision for obsolescence	(4,481)	(3,141)

	$100,573	$81,816

The provision for obsolescence is related to finished goods inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

7. Property and equipment

	June 30, 2011	March 31, 2011
Cost
Building	$76,145	$75,745
Information systems, hardware and software	49,923	49,020
Assembly equipment, furniture, fixtures and other	45,807	43,497
Assets under construction	13,187	11,837

	$185,062	$180,099
Accumulated depreciation and amortization
Building	$7,437	$6,638
Information systems, hardware and software	30,441	27,090
Assembly equipment, furniture, fixtures and other	31,335	29,198

	$69,213	$62,926
Net book value
Building	$68,708	$69,107
Information systems, hardware and software	19,482	21,930
Assembly equipment, furniture, fixtures and other	14,472	14,299
Assets under construction	13,187	11,837

	$115,849	$117,173

8. Intangible assets

	June 30, 2011	March 31, 2011
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,841	4,047

	$50,941	$51,147
Accumulated amortization
Acquired technology	$6,377	$5,039
Customer relationships	4,171	3,296
Other intellectual property	852	672

	$11,400	$9,007
Net book value
Acquired technology	$23,223	$24,561
Customer relationships	13,329	14,204
Other intellectual property	2,989	3,375

	$39,541	$42,140

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

9. Long-term debt and credit facilities

	June 30, 2011	March 31, 2011
First lien facility	$293,563	$294,325
Second lien facility	35,000	45,000

	328,563	339,325
Current portion of long-term debt	(3,050)	(3,050)

	$325,513	$336,275

All debt and credit facilities are U.S. dollar facilities.

The Company has two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0% and a $55.0 million facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of June 30, 2011.

In the first quarter of fiscal 2012, $10.0 million of the Second lien facility was repaid. The remaining balance of this facility totaling $35.0 million was repaid in July 2011.

10. Share capital

(a) Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

(ii) Issued and outstanding

	March 31, 2011	Participant Equity Loan Plan	June 30, 2011
Class A Subordinate Voting Shares
Shares	44,308,596	—	44,308,596
Stated amount	$483,412	$(26)	$483,386
Class B Shares
Shares	79,464,195	—	79,464,195
Stated amount	$238,407	$—	$238,407

Total share capital
Shares	123,772,791	—	123,772,791
Stated amount	$721,819	$(26)	$721,793

(b) Participant equity loan plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase common shares of the Company at fair market value as determined by a third party valuation.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital.

Share capital decreased by $26 in the three months ended June 30, 2011 as a result of Plan activity which consisted of loan principal and interest repayments totaling $19, interest accrued during the period of $31 and foreign exchange adjustments of $14. Total loans and accrued interest amounted to $2,648 at June 30, 2011 (2010 – $8,833).

In August 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the IPO transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. As a result of this amendment, the difference between the fair value of the affected shares at the date of the amendment and the fair value at the initial issuance of the shares is being recognized as stock-based compensation ratably on a graded basis over the period the restrictions lapse. The expense is included in selling, marketing, and administration and research and development, with an offsetting credit to additional paid-in capital and is adjusted to reflect expected forfeitures based on Company historical data. Changes in the forfeiture rate will result in changes in the amount of compensation cost recognized over the amortization period. The total value expensed in the three months ended June 30, 2011 was $2,856 and $7,567 in the year ended March 31, 2011. The remaining amount to be expensed over the next 13 months is expected to be $4,332.

11. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At June 30, 2011 there were 8,511,947 stock-based awards available for future grant.

(a) Stock options

A summary of the status of the Company’s stock options at June 30, 2011 and 2010 and changes during the three months then ended is as follows.

	Three months ended June 30,
	2011		2010
	Number of options	Weighted-average exercise price per option	Number of options	Weighted-average exercise price per option
Balance at beginning of period	1,416,000	$16.24	—	$—
Granted	1,786,082	$5.84	—	$—
Exercised	—	$—	—	$—
Forfeited	(15,500)	$16.49	—	$—

Balance at end of period	3,186,582	$10.41	—	$—

Exercisable at June 30, 2011	—	$—	—	$—

The options granted in the three months ended June 30, 2011 will vest over four years.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

Stock-based compensation expense related to options included in selling, marketing and administration expense and research and development expense for the three months ended June 30, 2011, was $414 (2010 – zero). As at June 30, 2011 the total compensation cost not yet recognized related to stock options was $8,502. This amount is expected to be recognized over the next 48 months on a weighted-average basis.

The weighted-average fair value of the stock options granted was calculated using the Black-Scholes-Merton (“BSM”) option-pricing model with the following assumptions.

Three months ended June 30, 2011
Fair value of stock options granted during the period	$2.11
Assumptions
Risk-free interest rate	1.17%
Volatility	45.00%
Expected life in years	4.0
Expected dividend yield	0.00%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the three months ended June 30, 2011 is the Company’s estimate of the future volatility of the share price based on a review of the volatility of comparable public companies. The assumed expected life is the Company’s estimated exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated forfeiture rate was 5% for the three months ended June 30, 2011.

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

During the three months ended June 30, 2011, the Company issued 30,000 DSUs. Compensation expense relating to DSUs for the three months ended June 30, 2011 included in selling, marketing and administration expense amounted to $171 (2010 – zero).

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

During the three months ended June 30, 2011, the Company issued 248,750 time-based RSUs which vest evenly over three years. Time-based RSUs are fair valued at the date of grant and compensation expense is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the three months ended June 30, 2011 included in selling, marketing and administration expense and research and development expense amounted to $19 (2010 – zero).

During the three months ended June 30, 2011, the Company also issued 400,000 performance-based RSUs to executives of the Company. These performance-based RSUs vest after three years upon meeting total shareholder return performance criteria measured against a group of peer companies. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to performance-based RSUs for the three months ended June 30, 2011 included in selling, marketing and administration expense and research and development expense amounted to $17 (2010 – zero).

As at June 30, 2011, estimated total compensation expense not yet recognized related to all RSUs was $3,662 which is expected to be recognized over the next 36 months.

12. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Three months ended June 30,
	2011	2010
Income before income taxes	$30,586	$14,136
Combined tax rate	26.13%	28.83%
Expected income tax expense	7,992	4,075
Adjustments
Non-deductible, non-taxable items	1,760	3,911
Variation in foreign tax rates	347	274
Deferred income tax rate differences	584	(341)
Change in valuation allowance	(230)	1,488
Investment tax credits	(2,792)	(992)
Other	(124)	732

Income tax expense	$7,537	$9,147

The Canada Revenue Agency (the “CRA”), is conducting an examination of the Company’s Canadian income tax returns of taxation years ending in the 2008 and 2009 fiscal years. The German Tax Authority has commenced an examination of the Company’s German income tax returns of taxation years ending in the 2006 to 2009 fiscal years which is in its preliminary stages. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

13. Product warranty

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The accrued warranty obligation is reviewed quarterly to establish that it reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from the estimates. The accrued warranty obligation is included in accrued and other current liabilities.

The change in the Company’s warranty expense and actual warranty experience for the three month periods ended June 30, 2011 and 2010 as well as the accrued warranty obligation as at June 30, 2011 and 2010 are set forth in the following table.

	Three months ended June 30,
	2011	2010
Accrued warranty obligation at beginning of period	$11,543	$10,840
Actual warranty experience	(4,277)	(1,791)
Warranty provision	4,815	1,156
Foreign exchange loss (gain)	63	(475)

Accrued warranty obligation at end of period	$12,144	$9,730

14. Earnings per share amounts

	Three months ended June 30,
	2011	2010
Net income for basic and diluted earnings per share available to common shareholders	$23,049	$4,989

Weighted-average number of shares outstanding—basic	123,772,791	159,167,268
Effect of dilutive securities—stock-based compensation	678,750	—

Weighted-average number of shares outstanding—diluted	124,451,541	159,167,268

Basic earnings per share	$0.19	$0.03
Diluted earnings per share	$0.19	$0.03

The weighted-average number of shares outstanding for the three months ended June 30, 2011 reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from April 1, 2011 to June 30, 2011. Options to purchase 3,186,582 Class A Subordinate Voting Shares were outstanding at June 30, 2011, of which 1,786,082 options had an exercise price lower than the weighted-average trading price of underlying Class A Subordinate Voting Shares during the three months ended June 30, 2011. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting shares for the three months ended June 30, 2011 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the three months ended June 30, 2011. Diluted earnings per share includes the dilutive impact of outstanding DSUs and RSUs using the treasury stock method based on the average trading price of Class A Subordinate Voting Shares for the three months ended June 30, 2011.

The weighted-average number of shares outstanding for the three months ended June 30, 2010 reflects voting common shares and non-voting shares outstanding on a pro-rata basis from April 1, 2010 to June 8, 2010,

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

the date of the 2010 Reorganization and Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from June 9, 2010 to June 30, 2010, after giving retroactive effect to the one-for-two share split effected June 24, 2010 for the Class A Subordinate Voting Shares and the Class B Shares.

15. Guarantees and contingencies

(a) Securities Class Actions

Since December 2010, several class action complaints against the Company and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions have been dismissed voluntarily and the Illinois action is pending. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, in June 2011, the U.S. District Court for the Northern District of Illinois appointed as Lead Plaintiff the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In March 2011, the defendants, including the Company, filed a motion seeking transfer of the case to the U.S. District Court for the Southern District of New York. That motion remains pending.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO. A second class proceeding was subsequently initiated by the same law firm with an Ontario-based plaintiff and it is expected that the two actions will be consolidated into one class action.

The foregoing litigation proceedings are in their early stages. As a result, the Company is not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against the Company with such proceedings (or any related proceedings).

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

(c) Litigation

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

16. Segmented disclosure

The Company reports segmented information based upon the manner in which related information is organized and managed as a single reportable business segment. The Company’s operations are substantially related to the design, development, assembly and sale of hardware and software of interactive whiteboards and related products that enable group collaboration and learning.

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended June 30,
	2011	2010
Revenue
United States	$137,891	$158,053
Canada	15,860	17,321
Europe, Middle East and Africa	33,881	31,373
Rest of World	14,763	12,426

	$202,395	$219,173

For the three months ended June 30, 2011 and 2010, no single customer accounted for more than 10% of revenues.

17. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

June 30, 2011

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$91,291	$—	$—	$91,291
Derivative instruments	—	891	—	891

Total assets	$91,291	$891	$—	$92,182

Liabilities
Derivative instruments	$—	$1,609	$—	$1,609

Total liabilities	$—	$1,609	$—	$1,609

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

March 31, 2011

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$108,363	$—	$—	$108,363
Derivative instruments	—	1,340	—	1,340

Total assets	$108,363	$1,340	$—	$109,703

Liabilities
Derivative instruments	$—	$1,846	$—	$1,846

Total liabilities	$—	$1,846	$—	$1,846

(a) Fair value of derivative contracts

June 30, 2011

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$367 (630 514)	Jul 2011 to May 2012 Jul 2011 to Mar 2012 Jul 2011 to May 2012	0.9689 - 1.0311 1.3442 - 1.4069 1.5942 - 1.6068	USD 19,000 EUR 20,000 GBP 10,500

	$251

Interest rate derivative contract	$(968)	Dec 2011	1.253%	61% of the outstanding principal on the first and second lien term loans over the contract term

March 31, 2011

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$832 (426 408)	Apr 2011 to Sep 2011 Apr 2011 to Jan 2012 Apr 2011 to Jan 2012	1.0311 - 1.0460 1.2970 - 1.4069 1.5081 - 1.6027	USD 13,000 EUR 17,500 GBP 11,500

	$814

Interest rate derivative contract	$(1,320)	Dec 2011	1.253%	60% of the outstanding principal on the first and second lien term loans over the contract term

The fair value of foreign exchange derivative contracts of $891 is included in other current assets at June 30, 2011 (March 31, 2011 – $1,340). The fair value of foreign exchange derivative contracts of $640 is included in accrued and other current liabilities at June 30, 2011 (March 31, 2011 – $526). Changes in the fair value of these contracts are included in foreign exchange (gain) loss. The Company recorded gains of $525 and $1,262 for the three months ended June 30, 2011 and 2010, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2011 and 2010

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $968 at June 30, 2011 (March 31, 2011 – $1,320). Changes in the fair value of these contracts are included in interest expense. The Company recorded gains of $352 and $1,863 for the three months ended June 30, 2011 and 2010, respectively.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities. The carrying value and fair value of the Company’s long-term debt as at June 30, 2011 and March 31, 2011, are as follows.

	June 30, 2011		March 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$328,563	$325,647	$339,325	$329,837

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in foreign currencies including the USD, EUR and British pound sterling (“GBP”) and are translated at the exchange rate in effect at the balance sheet date.

18. Related party transactions

All transactions with related parties were nominal for the three months ended June 30, 2011 and 2010 with the exception of those disclosed in note 3.

19. Subsequent event

In August 2011, the Company announced that it will transfer the remainder of its interactive whiteboard assembly operations from its leased facility in Ottawa, Canada to existing third-party contract manufacturers. This decision reflects the Company’s ongoing strategy to reduce costs in all areas of its operations. Certain product development, procurement and logistics functions will remain in the Ottawa facility but staffing levels will be significantly reduced as a result of this decision. Total one-time costs related to this reorganization including severances, equipment and leasehold improvement write-downs are expected to amount to approximately $6.0 to $7.0 million. The cost estimate continues to be assessed and may be amended as the transition plan is finalized. These costs will be incurred during the remainder of the fiscal year ending March 31, 2012.

20. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.